
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2014

Via E-mail
Gary S. Jacob
Chief Executive Officer and Director
ContraVir Pharmaceuticals, Inc.
399 Thornall Street, First Floor
Edison, New Jersey 08837

>   **Re: ContraVir Pharmaceuticals, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 17, 2014**
>   **File No. 000-55020**

Dear Mr. Jacob:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing] to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Jeffrey P. Riedler
>
>   Jeffrey P. Riedler
>   Assistant Director

cc: Jeffrey Fessler
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006